Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2024

Currency	Amounts outstanding at December 31, 2024 in currency of borrowing	Amounts outstanding at December 31, 2024 in EUR
EUR	929,140,000.00	929,140,000.00
SEK	4,883,231.09	426,292.07

		929,566,292.07